SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GOGO INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

3.75% Convertible Senior Notes due 2020

(Title of Class of Securities)

38046CAB5

(CUSIP Number of Class of Securities)

Marguerite M. Elias

Executive Vice President & General Counsel

Gogo Inc.

111 North Canal St., Suite 1500

Chicago, IL 60606

(312) 517-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Matthew E. Kaplan

Morgan J. Hayes

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$162,000,000	$19,634.40

(1)

Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Value assumes that all $162,000,000 aggregate principal amount of Gogo Inc.’s 3.75% Convertible Notes due 2020 are purchased at the tender offer price of $1,000 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,634.40	Filing Party: Gogo Inc.
Form or Registration No.: Schedule TO-I	Date Filed: April 18, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 18, 2019 (the “Schedule TO”) by Gogo Inc., a Delaware corporation (“Gogo” or the “Company), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase (the “Tender Offer”) any and all of its outstanding 3.75% Convertible Senior Notes due 2020 (the “Notes”), for cash in an amount equal to $1,000 per $1,000 principal amount of Notes purchased, plus accrued and unpaid interest, upon the terms and subject to the conditions described in the offer to purchase, dated April 18, 2019 (a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO), as amended and restated by the Amended Offer to Purchase dated April 25, 2019 (a copy of which is attached as Exhibit (a)(1)(C) hereto, the “Offer to Purchase”) and the related letter of transmittal (a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO), as amended and restated by the Amended Letter of Transmittal (a copy of which is attached as Exhibit (a)(1)(D) hereto, the “Letter of Transmittal”).

This Amendment No. 1 is being filed to reflect (i) the consummation of the offering and sale of $905 million aggregate principal amount of 9.875% senior secured notes due 2024 on April 25, 2019 (the “New Secured Notes”), by Gogo Intermediate Holdings LLC (“Holdings LLC”), the Company’s direct wholly owned subsidiary, and Gogo Finance Co. Inc. (“Finance Inc.”), a direct wholly owned subsidiary of Holdings LLC and the Company’s indirect wholly owned subsidiary, (ii) that as a result of (i), the Company has determined that the Financing Condition (as defined in the Offer to Purchase) has been satisfied, (iii) that holders of the Notes may challenge in a court of competent jurisdiction any of the Company’s final and binding determinations and interpretations, including on all questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for purchase and withdrawal of validly tendered Notes and of the terms and conditions of the Tender Offer, (iv) that the Company’s rights to extend, modify, exercise its conditions to, terminate and withdraw the Tender Offer exist only until the Expiration Date (as defined in the Offer to Purchase) and (v) other ancillary changes, including updates to the Company’s discussion of forward-looking statements.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated April 25, 2019, reflecting changes made to the section entitled “Summary” of the Offer to Purchase as a result of items (i), (ii) and (iv) in the second paragraph of the Introductory Statement above.

Item 1 of the Schedule TO is hereby amended and supplemented to incorporate by reference the Letter of Transmittal as amended and restated by the Amended Letter of Transmittal, reflecting changes made to the Letter of Transmittal as a result of items (i) through (v) in the second paragraph of the Introductory Statement above.

Item 2. Subject Company Information.

Item 2(c) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated April 25, 2019, reflecting changes made to the section entitled “Market Price Information” of the Offer to Purchase as a result of item (v) in the second paragraph of the Introductory Statement above.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated April 25, 2019, reflecting changes made to the sections entitled “Summary,” “The Terms of the Tender Offer,” “Certain Considerations” and

“Source of Funds” of the Offer to Purchase as a result of items (i) through (iv) in the second paragraph of the Introductory Statement above.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6(c) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated April 25, 2019, reflecting changes made to the section entitled “Source of Funds” of the Offer to Purchase as a result of items (i) and (ii) in the second paragraph of the Introductory Statement above.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7(a) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated April 25, 2019, reflecting changes made to the section entitled “Source of Funds” of the Offer to Purchase as a result of items (i) and (ii) in the second paragraph of the Introductory Statement above.

Item 7(b) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated April 25, 2019, reflecting changes made to the sections entitled “The Terms of the Tender Offer–Conditions to the Tender Offer” and “Certain Considerations–Conditions to the Consummation of the Tender Offer” of the Offer to Purchase as a result of items (i) and (ii) in the second paragraph of the Introductory Statement above.

Item 7(d) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated April 25, 2019, reflecting changes made to the section entitled “Source of Funds” of the Offer to Purchase as a result of items (i) and (ii) in the second paragraph of the Introductory Statement above.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

Item 9(a) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated April 25, 2019, reflecting changes made to the section entitled “Summary” of the Offer to Purchase as a result of items (i), (ii) and (iv) in the second paragraph of the Introductory Statement above.

Item 10. Financial Statements.

Item 10(a) of the Schedule TO is hereby amended and restated as follows:

(a) Financial Information. Gogo voluntarily included the Company’s financial statements by means of the incorporation by reference of the Company’s Annual Report on Form 10-K for the year ended December 31, 2018; however, Gogo believes that the Company’s financial statements are not material to a noteholders’ determination whether to tender their notes and that this tender offer qualifies for the safe harbor set forth in Instruction 2 to Item 10 of Schedule TO. As such, Gogo is not required to include financial statements pursuant to Item 10 of Schedule TO and such item is not applicable.

Item 11. Additional Information.

Item 11(c) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Offer to Purchase as amended and restated by the Amended Offer to Purchase dated April 25, 2019, reflecting changes made to the Offer to Purchase as a result of items (i) through (v) in the second paragraph of the Introductory Statement above.

Item 11(c) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Letter of Transmittal as amended and restated by the Amended Letter of Transmittal, reflecting changes made to the Letter of Transmittal as a result of items (i) through (v) in the second paragraph of the Introductory Statement above.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

(a)(1)(C)	Amended Offer to Purchase, dated April 25, 2019.

(a)(1)(D)	Amended Letter of Transmittal.

(a)(5)(ii)	Press Release announcing the satisfaction of the Financing Condition, dated April 25, 2019.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2019	GOGO INC.

	By:	/s/ Marguerite M. Elias
	Name:	Marguerite M. Elias
	Title:	Executive Vice President & General Counsel

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated April 18, 2019.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Amended Offer to Purchase, dated April 25, 2019.

(a)(1)(D)	Amended Letter of Transmittal.

(a)(5)(i)	Press Release announcing the commencement of the Tender Offer, dated April 18, 2019.*

(a)(5)(ii)	Press Release announcing the satisfaction of the Financing Condition, dated April 25, 2019.

(b)	None.

(d)(1)	Indenture, dated as of March 9, 2015, between the Company and U.S. Bank National Association, as Trustee, relating to the Company’s 3.75% Convertible Senior Notes due 2020 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference).*

(d)(2)	Purchase Agreement, dated as of March 3, 2015, by and between the Company and J.P Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference).*

(d)(3)	Forward Stock Purchase Confirmation, dated as of March 3, 2015, by and between the Company and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference).*

(d)(4)	Forward Stock Purchase Confirmation, dated as of March 3, 2015, by and between the Company and Merrill Lynch International, acting through its agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on March 9, 2015, File No. 001-35975 and incorporated herein by reference).*

(g)	None.

(h)	None.

*	Previously filed.